Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business/Financial Editors:
     Northcore reports Q4 and year-end 2008 results

     (TSX: NTI; OTCBB: NTLNF)

     TORONTO, March 31 /CNW/ - Northcore Technologies Inc. (TSX: NTI;
OTCBB:NTLNF), a global provider of asset management technology solutions, announced today its financial results for the fourth quarter and fiscal year ended December 31, 2008. All figures are in Canadian dollars.
     Northcore reported revenues of $177,000 for the quarter, a decrease of 12 percent from the $200,000 generated in the third quarter of 2008. In the same period of 2007, Northcore generated revenues of $309,000. For the year ended
December 31, 2008, Northcore reported revenues of $741,000, a decline of 36 percent from the $1.166 million generated in 2007.
     Northcore derives its revenues from application hosting activities provided to customers, royalty fees from its business partners, the sale of software licenses, and the delivery of technology services, such as application development and software customization.
     "Our disappointing results reflect the economic paralysis that engulfed society toward the end of 2008," said Duncan Copeland, CEO of Northcore
Technologies. "This has also made it harder to publicize our accomplishments, however, we have had success raising capital, which attests to the faith investors have in our company after they perform their due diligence. In
December of 2008, GE Capital publicly announced that asset management is one of six competencies at the core of their business model. I've said it before and I'll say it again: I remain impatient but I like our prospects."
     Northcore reported a loss for the fourth quarter of $552,000 or $0.01 per share, basic and diluted. This compares to a loss of $536,000 or $0.01 per share, basic and diluted in the third quarter of 2008. In the same period of
2007, Northcore reported a loss of $536,000 or $0.01 per share basic and diluted. Northcore's loss for the year ended December 31, 2008 was $2.355 million, as compared to a loss of $2.312 million or $0.02 per share for the year ended December 31, 2007.
     Northcore also reported an EBITDA loss for the fourth quarter of
$315,000. This compares to an EBITDA loss of $322,000 in the third quarter of
2008 and an EBITDA loss of $372,000 for the fourth quarter of 2007. For the year ended December 31, 2008, Northcore recorded an EBITDA loss of $1.550 million. This compares to a combined EBITDA loss of $1.575 million for the year ended 2007.
     EBITDA loss is defined as losses before interest, taxes, depreciation and employee stock options. Northcore considers EBITDA to be a meaningful performance measure as it provides an approximation of operating cash flows.
     As at December 31, 2008, Northcore held cash and cash equivalents of
$460,000 and accounts receivable of approximately $305,000.

     <<
     Northcore experienced a number of operating achievements during the quarter, notably:

         -  Completed the delivery of a large scale mission critical application to a Fortune 500 company that was put into global use.
         -  Introduced significant new enhancements to Asset Appraiser, the web-based equipment asset appraisal and evaluation application of its joint venture with GE. The product end-user is now able to view appraisals and valuations holistically across the entire enterprise using a management information "lens".
         -  Conducted a series of successful field tests of its new mobile
            Asset Management platform at a number of selected clients.
         -  Completed a private placement securing gross proceeds of $600,000 through the issuance of convertible debentures.
     >>

     Subsequent to the year ended December 31 2008, the company announced the conversion of secured subordinated notes and the additional proceeds secured from the exercise of warrants. Series M note holders have converted $660,000 out of a total of $678,000 debentures and exercised a total of 13,200,000 common share-purchase warrants out of a possible 13,560,000 warrants, for total proceeds of $1.320 million. As per the terms of the debenture, the remaining warrant options have expired.
     Northcore will hold a conference call at 10:00 a.m. (Eastern) on
Wednesday, April 1, 2009 to discuss its financial results and review operational activities. Investors and followers of Northcore are invited to listen to the call live over the Internet on the company's website at
northcore.com/events.html.

     <<
     About Northcore Technologies Inc.
     ---------------------------------
     >>
     Northcore Technologies provides software solutions and services that help organizations source, manage and sell their capital equipment and assets.
Northcore works with a growing number of customers and partners in a variety of sectors including oil and gas, government, and financial services.
     Northcore owns a 50 percent interest in GE Asset Manager, a joint business venture with GE.

     This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.
These include, among others, statements about expectations of future revenues, cash flows, and cash requirements. Forward-looking statements are subject to risks and uncertainties that may cause Northcore's results to differ materially from expectations. These risks include the company's ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the company's products and services, competitive factors, new products and technological changes, and other such risks as the company may identify and discuss from time to time, including those risks disclosed in the company's Form 20-F filed with the
Securities and Exchange Commission. Accordingly, there is no certainty that the company's plans will be achieved.

     <<
                           (financial tables follow)

                          Northcore Technologies Inc.
                          Consolidated Balance Sheets
                  (expressed in thousands of Canadian dollars)
                          (Canadian GAAP), Unaudited
     -------------------------------------------------------------------------

                                   December 31    December 31     December 31
                                  --------------------------------------------
                                       2008           2008           2007
                                  --------------------------------------------
                                      (in $C)       (in $US)       (in $C)

                                                   translated
                                                   into $US at
                                                   Cdn$ 1.2240
                                                       for
                                                   convenience

     Cash                            $      460     $      376     $      478
     Other current assets                   333            272            157
     Other assets                            19             15             52
                                  --------------------------------------------
       Total assets                  $      812     $      663     $      687
                                  --------------------------------------------
                                  --------------------------------------------

     Accounts payable and
      accrued liabilities            $      948     $      775     $      577
     Deferred revenue                        30             24             52
     Current portion of long
      term debts                          1,507          1,231            378
     Non-current portion of
      long term debts                       730            596          1,280
     Total shareholders' deficiency      (2,403)        (1,963)        (1,600)
                                  --------------------------------------------
       Total liabilities and
        shareholders' deficiency     $      812     $      663     $      687
                                  --------------------------------------------
                                  --------------------------------------------

                          Northcore Technologies Inc.
        Consolidated Statements of Operations and Comprehensive Income
     (expressed in thousands of Canadian dollars, except per share amounts)
                          (Canadian GAAP), Unaudited
     -------------------------------------------------------------------------

                         -------------------------  --------------------------
                              Three Months Ended              Year Ended
                         -------------------------  --------------------------
                                 December 31                  December 31
                         -------------------------  --------------------------
                            2008     2008     2007     2008     2008     2007
                            ($C)     ($US)    ($C)     ($C)     ($US)    ($C)
                         -------------------------  --------------------------

                                  translated                 translated
                                  into US$ at                into US$ at
                                  Cdn$ 1.2240                Cdn$ 1.2240
                                      for                        for
                                  convenience                convenience

     Revenue             $   177  $   145  $   309  $   741  $   605  $ 1,166
                         -------------------------  --------------------------

     Operating expenses
       General and
        administrative       305      249      413    1,485    1,213    1,703
       Customer service
        and technology       171      140      207      689      563      762
       Sales and
        marketing             16       13       61      117       96      276
       Employee stock
        options               15       12       16       43       35       94
       Depreciation            7        6       10       33       27       39
                         -------------------------  --------------------------
         Total operating
          expenses           514      420      707    2,367    1,934    2,874
                         -------------------------  --------------------------

     Loss from operations   (337)    (275)    (398)  (1,626)  (1,329)  (1,708)
                         -------------------------  --------------------------

     Interest expense
       Cash interest
        expense               94       77       68      335      274      272
       Accretion of secured
        subordinated notes   121       99       70      394      322      333
     Interest income           -        -        -        -        -       (1)
                         -------------------------  --------------------------
                             215      176      138      729      596      604
                         -------------------------  --------------------------

                         -------------------------  --------------------------
     Loss and
      comprehensive loss
      for the period        (552)    (451)    (536)  (2,355)  (1,925)  (2,312)
                         -------------------------  --------------------------
                         -------------------------  --------------------------

     Loss per share,
      basic and diluted  $ (0.01) $ (0.01) $ (0.01) $ (0.02) $ (0.02) $ (0.02)
                         -------------------------  --------------------------
                         -------------------------  --------------------------

     "Weighted average
       number of shares
       outstanding,
       basic and
       diluted"          109,407  109,407  108,207  108,861  108,861   93,094
                         -------------------------  --------------------------
                         -------------------------  --------------------------
     >>

     %SEDAR: 00019461E          %CIK: 0001079171

     /For further information: Northcore Technologies Inc., Investor
Relations, Tel: (416) 640-0400 ext. 273, Fax: (416) 640-0412, E-mail:
InvestorRelations(at)northcore.com/
     (NTI. NTLNF)

CO:  Northcore Technologies Inc.

CNW 19:48e 31-MAR-09